UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.   12     )

Enzo Biochem, Inc.

(Name of Issuer)

Common Stock, $.01 par value

 (Title of Class of Securities)

294100102

(CUSIP Number)

December 31, 2012

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294100102	13G/A	Page 2 of 5 pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rosalind Davidowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 3,677,718
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 3,677,718
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,677,718
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer
Enzo Biochem, Inc.

(b)	Address of Issuer's Principal Executive Offices
60 Executive Blvd
Farmingdale, NY  11735

Item 2.	(a)	Name of Person Filing
Rosalind Davidowitz

(b)	Address of Principal Business Office or, if none, Residence
Mrs. Davidowitz’s address is 7 Sutton Place South, Lawrence, New York  11559.

(c)	Citizenship
Mrs. Davidowitz is a United States citizen.

(d)	Title of Class of Securities
Common Stock, $.01 par value

(e)	CUSIP Number
294100102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4.	Ownership

(a)(b)	Amount beneficially owned (1):
As of December 31, 2012, Mrs. Davidowitz may be deemed to beneficially own 3,677,718 shares or 9.4% of the Issuer's shares issued and outstanding as follows (i) 1,942,338 shares owned directly by Rosalind Davidowitz, (ii) 381,713 shares owned directly by Mr. Davis, Mrs. Davidowitz’s husband (2), (iii) 1,216,196 shares owned by Engex, Inc. (3), (iv) 12,733 shares owned by an investment advisor whose principal is Mr. Davis, and (v) 124,738 shares owned by The Morton Foundation (4).

(c)
Mrs. Davidowitz has sole power to dispose or to direct the disposition of those shares owned directly by her.  Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by him and by the investment advisor.  Voting and dispositive decisions regarding shares owned by Engex are made by Mr. Davis as Chairman of the Board.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

(1) Not included herein are shares owned by Kinder Investments, L.P. ("Kinder"), shares owned by Venturetek, L.P. ("Venturetek") and shares owned by Sutton Partners, L.P. ("Sutton").  The limited partners of Kinder, Venturetek, and Sutton are the children and grandchildren of Mrs. Davidowitz.  Mrs. Davidowitz disclaims for purposes of Section 13 or otherwise beneficial ownership of any Enzo Biochem, Inc. shares owned by Kinder, Venturetek and Sutton.  Kinder, Venturetek  and Sutton disclaim for purposes of Section 13 or otherwise ownership of any Enzo  Biochem, Inc. shares owned by Mrs. Davidowitz.

(2)  Filing of this statement shall not be deemed an admission by Rosalind Davidowitz that she beneficially owns the securities attributed to Mr. Davis for any purpose.  Mrs. Davidowitz expressly disclaims beneficial ownership of all securities held by Mr. Davis for any purpose.

(3)  Engex, Inc. ("Engex") is an investment company registered under Section 8 of the Investment Company Act.  Mr. Davis is the chairman of Engex, Inc.  Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Engex for any purpose.  J.  Morton Davis expressly disclaims beneficial ownership of all securities held by Engex for any purpose.

(4)  The Morton Foundation is a foundation whose trustees are Mrs. Davidowitz and her children.  Mr. Davis expressly disclaims beneficial ownership of all securities held by The Morton Foundation for any purpose.

Page 4 of 5 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2013	By:	/s/ Rosalind Davidowitz
Name: Rosalind Davidowitz

Page 5 of 5 pages